UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)*

Phathom Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71722W107

(CUSIP Number)

Steve R. Bailey

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71722W107

1.	Name of Reporting Persons. Frazier Life Sciences IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 5,827,415 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 5,827,415 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,827,415 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)

Based on (i) 59,593,971 shares of Common Stock outstanding on August 6, 2024, as set forth in the Issuer’s Form 10-Q filed with the SEC on August 8, 2024, and (ii) 8,695,652 shares of Common Stock that were sold by the Issuer on August 20, 2024 as described in the Issuer’s Current Report on Form 8-K filed with the SEC on August 19, 2024.

CUSIP No. 71722W107

1.	Name of Reporting Persons. FHMLS IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 5,827,415 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 5,827,415 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,827,415 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)

Based on (i) 59,593,971 shares of Common Stock outstanding on August 6, 2024, as set forth in the Issuer’s Form 10-Q filed with the SEC on August 8, 2024, and (ii) 8,695,652 shares of Common Stock that were sold by the Issuer on August 20, 2024 as described in the Issuer’s Current Report on Form 8-K filed with the SEC on August 19, 2024.

CUSIP No. 71722W107

1.	Name of Reporting Persons. FHMLS IX, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 5,827,416 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,827,416 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,827,416 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of (i) 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P and (ii) 1 share of Common Stock held directly by FHMLS IX, L.L.C. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C.

(2)

Based on (i) 59,593,971 shares of Common Stock outstanding on August 6, 2024, as set forth in the Issuer’s Form 10-Q filed with the SEC on August 8, 2024, and (ii) 8,695,652 shares of Common Stock that were sold by the Issuer on August 20, 2024 as described in the Issuer’s Current Report on Form 8-K filed with the SEC on August 19, 2024.

CUSIP No. 71722W107

1.	Name of Reporting Persons. Frazier Life Sciences Public Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 4,800,872 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 4,800,872 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,800,872 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 2,795,916 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. and (ii) 2,004,956 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)

Based on (i) 59,593,971 shares of Common Stock outstanding on August 6, 2024, as set forth in the Issuer’s Form 10-Q filed with the SEC on August 8, 2024, (ii) 8,695,652 shares of Common Stock that were sold by the Issuer on August 20, 2024 as described in the Issuer’s Current Report on Form 8-K filed with the SEC on August 19, 2024 and (iii) 2,004,956 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024.

CUSIP No. 71722W107

1.	Name of Reporting Persons. FHMLSP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 4,800,872 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 4,800,872 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,800,872 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 2,795,916 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. and (ii) 2,004,956 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)

Based on (i) 59,593,971 shares of Common Stock outstanding on August 6, 2024, as set forth in the Issuer’s Form 10-Q filed with the SEC on August 8, 2024, (ii) 8,695,652 shares of Common Stock that were sold by the Issuer on August 20, 2024 as described in the Issuer’s Current Report on Form 8-K filed with the SEC on August 19, 2024 and (iii) 2,004,956 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024.

CUSIP No. 71722W107

1.	Name of Reporting Persons. FHMLSP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 4,800,872 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,800,872 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,800,872 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of (i) 2,795,916 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P., and (ii) 2,004,956 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)

Based on (i) 59,593,971 shares of Common Stock outstanding on August 6, 2024, as set forth in the Issuer’s Form 10-Q filed with the SEC on August 8, 2024, (ii) 8,695,652 shares of Common Stock that were sold by the Issuer on August 20, 2024 as described in the Issuer’s Current Report on Form 8-K filed with the SEC on August 19, 2024 and (iii) 2,004,956 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024.

CUSIP No. 71722W107

1.	Name of Reporting Persons. Frazier Life Sciences Public Overage Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,255,273 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,255,273 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,255,273 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 663,830 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. and (ii) 591,443 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.

(2)

Based on (i) 59,593,971 shares of Common Stock outstanding on August 6, 2024, as set forth in the Issuer’s Form 10-Q filed with the SEC on August 8, 2024, (ii) 8,695,652 shares of Common Stock that were sold by the Issuer on August 20, 2024 as described in the Issuer’s Current Report on Form 8-K filed with the SEC on August 19, 2024 and (iii) 591,443 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024.

CUSIP No. 71722W107

1.	Name of Reporting Persons. FHMLSP Overage, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,255,273 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,255,273 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,255,273 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 663,830 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. and (ii) 591,443 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.

(2)

Based on (i) 59,593,971 shares of Common Stock outstanding on August 6, 2024, as set forth in the Issuer’s Form 10-Q filed with the SEC on August 8, 2024, (ii) 8,695,652 shares of Common Stock that were sold by the Issuer on August 20, 2024 as described in the Issuer’s Current Report on Form 8-K filed with the SEC on August 19, 2024 and (iii) 591,443 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024.

CUSIP No. 71722W107

1.	Name of Reporting Persons. FHMLSP Overage, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 1,255,273 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,255,273 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,255,273 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of (i) 663,830 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P. and (ii) 591,443 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Overage Fund, L.P.

(2)

Based on (i) 59,593,971 shares of Common Stock outstanding on August 6, 2024, as set forth in the Issuer’s Form 10-Q filed with the SEC on August 8, 2024, (ii) 8,695,652 shares of Common Stock that were sold by the Issuer on August 20, 2024 as described in the Issuer’s Current Report on Form 8-K filed with the SEC on August 19, 2024 and (iii) 591,443 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024.

CUSIP No. 71722W107

1.	Name of Reporting Persons. Frazier Life Sciences XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 834,641 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 834,641 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 834,641 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 822,118 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. and (ii) 12,523 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)

Based on (i) 59,593,971 shares of Common Stock outstanding on August 6, 2024, as set forth in the Issuer’s Form 10-Q filed with the SEC on August 8, 2024, (ii) 8,695,652 shares of Common Stock that were sold by the Issuer on August 20, 2024 as described in the Issuer’s Current Report on Form 8-K filed with the on August 19, 2024 and (iii) 12,523 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024.

CUSIP No. 71722W107

1.	Name of Reporting Persons. FHMLS XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 834,641 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 834,641 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 834,641 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of (i) 822,118 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. and (ii) 12,523 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)

Based on (i) 59,593,971 shares of Common Stock outstanding on August 6, 2024, as set forth in the Issuer’s Form 10-Q filed with the SEC on August 8, 2024, (ii) 8,695,652 shares of Common Stock that were sold by the Issuer on August 20, 2024 as described in the Issuer’s Current Report on Form 8-K filed with the SEC on August 19, 2024 and (iii) 12,523 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024.

CUSIP No. 71722W107

1.	Name of Reporting Persons. FHMLS XI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 834,641 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 834,641 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 834,641 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of (i) 822,118 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. and (ii) 12,523 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)

Based on (i) 59,593,971 shares of Common Stock outstanding on August 6, 2024, as set forth in the Issuer’s Form 10-Q filed with the SEC on August 8, 2024, (ii) 8,695,652 shares of Common Stock that were sold by the Issuer on August 20, 2024 as described in the Issuer’s Current Report on Form 8-K filed with the SEC on August 19, 2024 and (iii) 12,523 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024.

CUSIP No. 71722W107

1.	Name of Reporting Persons. James N. Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 70,508 shares (1)
	8.	Shared Voting Power 12,718,202 shares (2)
	9.	Sole Dispositive Power 70,508 shares (1)
	10.	Shared Dispositive Power 12,718,202 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,788,710 shares (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.0% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 21,596 shares of Common Stock held directly by James N. Topper, (ii) 3,912 shares of Common Stock held by Topper Group III LLC and (iii) 45,000 shares of Common Stock that are issuable upon the exercise of options held directly by Dr. Topper that are exercisable within 60 days of August 20, 2024. Dr. Topper is a manager of Topper Group III LLC and shares voting and investment power over the shares held by Topper Group III LLC.

(2)

Consists of (i) 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P., (ii) 1 share of Common Stock held directly by FHMLS IX, L.L.C., (iii) 2,795,916 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P., (iv) 663,830 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P., (v) 822,118 shares of Common Stock held directly by Frazier Life Sciences XI, L.P., (vi) 2,004,956 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024, (vii) 591,443 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024 and (viii) 12,523 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P. and

FHMLS IX, L.L.C. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares and warrants held by Frazier Life Sciences Public Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares and warrants held by Frazier Life Sciences Public Overage Fund, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares and warrants held by Frazier Life Sciences XI, L.P.
(3)

Based on (i) 59,593,971 shares of Common Stock outstanding on August 6, 2024, as set forth in the Issuer’s Form 10-Q filed with the SEC on August 8, 2024, (ii) 8,695,652 shares of Common Stock that were sold by the Issuer on August 20, 2024 as described in the Issuer’s Current Report on Form 8-K filed with the SEC on August 19, 2024, (iii) 45,000 shares of Common Stock that are issuable upon the exercise of options held directly by Dr. Topper that are exercisable within 60 days of August 20, 2024, (iv) 2,004,956 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024, (v) 591,443 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024 and (vi) 12,523 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024.

CUSIP No. 71722W107

1.	Name of Reporting Persons. Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 14,937 shares (1)
	8.	Shared Voting Power 12,718,202 shares (2)
	9.	Sole Dispositive Power 14,937 shares (1)
	10.	Shared Dispositive Power 12,718,202 shares (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,733,139 shares (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.0% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 14,937 shares of Common Stock held by The Heron Living Trust 11/30/2004. Mr. Heron is the co-trustee of The Heron Living Trust 11/30/2004 and has voting and investment power over the shares held by The Heron Living Trust 11/30/2004.

(2)

Consists of (i) 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P., (ii) 1 share of Common Stock held directly by FHMLS IX, L.L.C., (iii) 2,795,916 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P., (iv) 663,830 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P., (v) 822,118 shares of Common Stock held directly by Frazier Life Sciences XI, L.P., (vi) 2,004,956 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024, (vii) 591,443 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024 and (viii) 12,523 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the

general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares and warrants held by Frazier Life Sciences Public Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares and warrants held by Frazier Life Sciences Public Overage Fund, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares and warrants held by Frazier Life Sciences XI, L.P.
(3)

Based on (i) 59,593,971 shares of Common Stock outstanding on August 6, 2024, as set forth in the Issuer’s Form 10-Q filed with the SEC on August 8, 2024, (ii) 8,695,652 shares of Common Stock that were sold by the Issuer on August 20, 2024 as described in the Issuer’s Current Report on Form 8-K filed with the SEC on August 19, 2024, (iii) 2,004,956 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024, (iv) 591,443 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024 and (v) 12,523 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024.

CUSIP No. 71722W107

1.	Name of Reporting Persons. Albert Cha
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 6,056,145 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 6,056,145 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,056,145 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 2,795,916 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P., (ii) 663,830 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P., (iii) 2,004,956 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024, and (iv) 591,443 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares and warrants held by Frazier Life Sciences Public Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares and warrants held by Frazier Life Sciences Public Overage Fund, L.P.

(2)

Based on (i) 59,593,971 shares of Common Stock outstanding on August 6, 2024, as set forth in the Issuer’s Form 10-Q filed with the SEC on August 8, 2024, and (ii) 8,695,652 shares of Common Stock that were sold by the on August 20, 2024 as described in the Issuer’s Current Report on Form 8-K filed with the SEC on August 19, 2024, (iii) 2,004,956 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024, and (iv) 591,443 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024.

CUSIP No. 71722W107

1.	Name of Reporting Persons. James Brush
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 6,056,145 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 6,056,145 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,056,145 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 2,795,916 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P., (ii) 663,830 shares of Common Stock held directly by Frazier Life Sciences Public Overage Fund, L.P., (iii) 2,004,956 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024, and (iv) 591,443 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares and warrants held by Frazier Life Sciences Public Fund, L.P. FHMLSP Overage, L.P. is the general partner of Frazier Life Sciences Public Overage Fund, L.P. and FHMLSP Overage, L.L.C. is the general partner of FHMLSP Overage, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP Overage, L.L.C. and therefore share voting and investment power over the shares and warrants held by Frazier Life Sciences Public Overage Fund, L.P.

(2)

Based on (i) 59,593,971 shares of Common Stock outstanding on August 6, 2024, as set forth in the Issuer’s Form 10-Q filed with the SEC on August 8, 2024, and (ii) 8,695,652 shares of Common Stock that were sold by the Issuer on August 20, 2024 as described in the Issuer’s Current Report on Form 8-K filed with the SEC on August 19, 2024, (iii) 2,004,956 shares of Common Stock issuable to Frazier Life Sciences Public Fund, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024, and (iv) 591,443 shares of Common Stock issuable to Frazier Life Sciences Public Overage Fund, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024.

CUSIP No. 71722W107

1.	Name of Reporting Persons. Daniel Estes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 834,641 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 834,641 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 834,641 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 822,118 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. and (ii) 12,523 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)

Based on (i) 59,593,971 shares of Common Stock outstanding on August 6, 2024, as set forth in the Issuer’s Form 10-Q filed with the SEC on August 8, 2024, (ii) 8,695,652 shares of Common Stock that were sold by the Issuer on August 20, 2024 as described in the Issuer’s Current Report on Form 8-K filed with the SEC on August 19, 2024, and (iii) 12,523 shares of Common Stock issuable to Frazier Life Sciences XI, L.P. pursuant to warrants exercisable within 60 days of August 20, 2024.

CUSIP No. 71722W107

Item 1.	Security and Issuer.

This Amendment No. 8 (“Amendment No. 8”) to Schedule 13D amends the statement on Schedule 13D filed on November 6, 2019 (the “Original Schedule 13D”), as amended on June 17, 2020, December 23, 2020, August 11, 2022, September 26, 2022, May 5, 2023, May 26, 2023 and June 6, 2024 (the “Prior Amendments”, and together with the Original Schedule 13D and this Amendment No. 8, the “Schedule 13D”) with respect to the Common Stock of Phathom Pharmaceuticals, Inc. (the “Issuer”), having its principal executive office at 100 Campus Drive, Suite 102, Florham Park, NJ 07932. Except as otherwise specified in Amendment No. 8, all items in the Original Schedule 13D, as amended by the Prior Amendments, Are unchanged. All capitalized terms used in this Amendment No. 8 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendments.

Item 2.	Identity and Background

(a)	The entities and persons filing this statement (collectively, the “Reporting Persons”) are:

Frazier Life Sciences IX, L.P. (“FLS IX”)

FHMLS IX, L.P.

FHMLS IX, L.L.C.

Frazier Life Sciences Public Fund, L.P. (“FLSPF”)

FHMLSP, L.P.

FHMLSP, L.L.C.

Frazier Life Sciences Public Overage Fund, L.P. (“FLSPOF”)

FHMLSP Overage, L.P.

FHMLSP Overage, L.L.C.

Frazier Life Sciences XI, L.P. (“FLS XI”)

FHMLS XI, L.P.

FHMLS XI, L.L.C.

James N. Topper (“Topper”)

Patrick J. Heron (“Heron”)

Albert Cha (“Cha”)

James Brush (“Brush”)

Daniel Estes (“Estes”)

(b)	The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Life Sciences Management, L.P.

1001 Page Mill Rd, Building 4, Suite B

Palo Alto, CA 94304

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), FLS IX purchased from the Issuer (including shares purchased from YamadaCo IIA, Inc., which merged with and into the Issuer on March 13, 2019) in a series of private transactions, 4,877,998 shares of Common Stock and unsecured convertible promissory notes representing a principal amount of $20,000,000, such that the aggregate purchase price for both the shares of Common Stock and the unsecured convertible promissory notes is equal to $20,001,442.92. Upon closing of the IPO, the principal amount and accrued interest owed under the unsecured convertible promissory notes held by FLS IX automatically converted into 1,353,640 shares of Common Stock of the Issuer, resulting in FLS IX holding a total of 6,231,638 shares of Common Stock at such time. In addition, at the time of the IPO, FLS IX purchased an aggregate of 1,052,631 shares of Common Stock of the Issuer at the IPO price of $19.00 per share, resulting in FLS holding a total of 7,284,269 shares of the Issuer’s Common Stock at such time.

On June 12, 2020, FLS IX effected an in-kind pro rata stock distribution, pursuant to which it distributed a total of 1,456,854 shares of the Issuer’s Common Stock to its limited partners and general partner, including FHMLS IX, L.L.C., Topper and Heron.

Since August 9, 2022, FLSPF has purchased an aggregate of 2,795,916 shares of Common Stock of the Issuer for an approximate total purchase price of $25,310,253.

Since August 9, 2022, FLS XI has purchased an aggregate of 822,118 shares of Common Stock of the Issuer for an approximate total purchase price of $7,867,783.

On May 24, 2023, FLSPOF purchased an aggregate of 663,830 shares of Common Stock of the Issuer for an approximate total purchase price of $7,800,003.

On May 25, 2024, Topper received 9,000 shares of Common Stock of the Issuer from the vesting of restricted stock units that were granted to Topper on May 25, 2023 as consideration for Topper’s service on the Issuer’s board of directors.

On August 20, 2024, FLSPF purchased a warrant to purchase 2,004,956 shares of the Issuer’s Common Stock.

On August 20, 2024, FLSPOF purchased a warrant to purchase 591,443 shares of the Issuer’s Common Stock.

On August 20, 2024, FLS XI purchased a warrant to purchase 12,523 shares of the Issuer’s Common Stock.

FLS IX holds 5,827,415 shares of the Issuer’s Common Stock (the “FLS IX Shares”), FHMLS IX, L.L.C. holds 1 share of the Issuer’s Common Stock (the “FHMLS IX, L.L.C. Share”), FLSPF holds 2,795,916 shares of this Issuer’s Common Stock and a warrant that is exercisable for 2,004,956 shares of the Issuer’s Common Stock within 60 days of August 20, 2024 (the “FLSPF Shares”), FLSPOF holds 663,830 shares of this Issuer’s Common Stock and a warrant that is exercisable for 591,443 shares of the Issuer’s Common Stock within 60 days of August 20, 2024 (the “FLSPOF Shares”), FLS XI holds 822,118 shares of this Issuer’s Common Stock and a warrant that is exercisable for 12,523 shares of the Issuer’s Common Stock within 60 days of August 20, 2024 (the “FLS XI Shares”), Heron holds 14,937 shares of the Issuer’s Common Stock, which shares are held by The Heron Living Trust 11/30/2004, of which Heron is the co-trustee (the “Heron Shares”), and Topper holds 25,508 shares of the Issuer’s Common Stock, 21,596 of such shares are held directly by Topper and the remaining 3,912 shares are held by Topper Group III LLC, of which Topper is a manager (the “Topper Shares”).

The working capital of FLS IX, FLSPF, FLSPOF and FLS XI was the source of the funds for the purchase of the FLS IX Shares, the FLSPF Shares, the FLSPOF Shares and the FLS XI Shares. No part of the purchase price of the FLS IX Shares, the FLSPF Shares, the FLSPOF Shares or the FLS XI Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the FLS IX Shares, the FHMLS IX, L.L.C. Share, the FLSPF Shares, the FLSPOF Shares, the FLS XI Shares, the Heron Shares or the Topper Shares.

Item 4.	Purpose of Transaction

Each of FLS IX, FLSPF, FLSPOF and FLS XI acquired the FLS IX Shares, the FLSPF Shares, the FLSPOF Shares and the FLS XI Shares, as the case may be, for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, FLS IX, FLSPF, FLSPOF and FLS XI and the other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)

FLS IX is the record owner of the FLS IX Shares. As the sole general partner of FLS IX, FHMLS IX, L.P. may be deemed to beneficially own the FLS IX Shares. As the sole general partner of FHMLS IX, L.P., FHMLS IX, L.L.C. may be deemed to beneficially own the FLS IX Shares. As members of FHMLS IX, L.L.C., each of Topper and Heron may be deemed to beneficially own the FLS IX Shares.

FHMLS IX, L.L.C. is the record owner of the FHMLS IX, L.L.C. Share. As members of FHMLS IX, L.L.C., each of Topper and Heron may be deemed to beneficially own the FHMLS IX, L.L.C. Share.

FLSPF is the record owner of the FLSPF Shares. As the sole general partner of FLSPF, FHMLSP, L.P. may be deemed to beneficially own the FLSPF Shares. As the sole general partner of FHMLSP, L.P., FHMLSP, L.L.C. may be deemed to beneficially own the FLSPF Shares. As members of FHMLSP, L.L.C., each of Topper, Heron, Cha and Brush may be deemed to beneficially own the FLSPF Shares.

FLSPOF is the record owner of the FLSPOF Shares. As the sole general partner of FLSPOF, FHMLSP Overage, L.P. may be deemed to beneficially own the FLSPOF Shares. As the sole general partner of FHMLSP Overage, L.P., FHMLSP Overage, L.L.C. may be deemed to beneficially own the FLSPOF Shares. As members of FHMLSP Overage, L.L.C., each of Topper, Heron, Cha and Brush may be deemed to beneficially own the FLSPOF Shares.

FLS XI is the record owner of the FLS XI Shares. As the sole general partner of FLS XI, FHMLS XI, L.P. may be deemed to beneficially own the FLS XI Shares. As the sole general partner of FHMLS XI, L.P., FHMLS XI, L.L.C. may be deemed to beneficially own the FLS XI Shares. As members of FHMLS XI, L.L.C., each of Topper, Heron and Estes may be deemed to beneficially own the FLS XI Shares.

Heron is the beneficial owner of the Heron Shares.

Topper is the beneficial owner of the Topper Shares.

The percentage of outstanding shares of Common Stock of the Issuer, which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet, and was calculated using the numbers described therein.

(b)	Regarding the number of shares as to which such person has:

a.	Sole power to vote or to direct the vote: See line 7 of cover sheets.

b.	Shared power to vote or to direct the vote: See line 8 of cover sheets.

c.	Sole power to dispose or to direct the disposition: See line 9 of cover sheets.

d.	Shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)

Information with respect to transactions in the Securities which were effected within the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Persons is set forth below.

FLS IX:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLS IX, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLS IX, L.L.C.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FLSPF:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
8/20/2024	Purchase	2,004,956	Warrant to Purchase Common Stock	$11.499

FHMLSP, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLSP, L.L.C.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FLSPOF:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
8/20/2024	Purchase	591,443	Warrant to Purchase Common Stock	$11.499

FHMLSP Overage, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLSP Overage, L.L.C.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FLS XI:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
8/20/2024	Purchase	12,523	Warrant to Purchase Common Stock	$11.499

FHMLS XI, L.P.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

FHMLS XI, L.L.C.:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Heron:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Topper:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Cha:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Brush:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

Estes:

Date of Transaction	Type of Transaction	Quantity	Class of Stock	Price Per Share (excluding commissions)
N/A	N/A	N/A	N/A	N/A

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the FLS IX Shares, the FHMLS IX, L.L.C. Share, the FLSPF Shares, the FLSPOF Shares, the FLS XI Shares, the Heron Shares or the Topper Shares beneficially owned by any of the Reporting Persons, other than the respective limited partners, general partners, members and/or beneficiaries of such Reporting Persons.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2024	FRAZIER LIFE SCIENCES IX, L.P.
By FHMLS IX, L.P., its general partner
By FHMLS IX, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 22, 2024	FHMLS IX, L.P.
By FHMLS IX, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 22, 2024	FHMLS IX, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 22, 2024	FRAZIER LIFE SCIENCES PUBLIC FUND, L.P.
By: FHMLSP, L.P., its General Partner
By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 22, 2024	FHMLSP, L.P.
By: FHMLSP, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 22, 2024	FHMLSP, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 22, 2024	FRAZIER LIFE SCIENCES PUBLIC OVERAGE FUND, L.P.
By: FHMLSP Overage, L.P., its General Partner
By: FHMLSP Overage, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 22, 2024	FHMLSP OVERAGE, L.P.
By FHMLSP Overage, L.L.C., its General Partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 22, 2024	FHMLSP OVERAGE, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 22, 2024	FRAZIER LIFE SCIENCES XI, L.P.
By FHMLS XI, L.P., its general partner
By FHMLS XI, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 22, 2024	FHMLS XI, L.P.
By FHMLS XI, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 22, 2024	FHMLS XI, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: August 22, 2024	By:	*
James Topper

Date: August 22, 2024	By:	*
Patrick Heron

Date: August 22, 2024	By:	**
Albert Cha

Date: August 22, 2024	By:	**
James Brush

Date: August 22, 2024	By:	***
Daniel Estes

Date: August 22, 2024	By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

*	This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017.
**	This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021.
***	This Schedule 13D was executed by Steve R. Bailey on behalf of the individual listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on April 18, 2022.